    As filed with the Securities and Exchange Commission on February 20, 2002
                                                  Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                      P.A.M. TRANSPORTATION SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                         ------------------------------

            Delaware                         71-0633135
 (State or other jurisdiction of            (IRS Employer
 incorporation or organization)         Identification Number)

                         ------------------------------
                                Highway 412 West
                            Tontitown, Arkansas 72770
                                 (479) 361-9111
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------
                                ROBERT W. WEAVER
                      President and Chief Executive Officer
                      P.A.M. Transportation Services, Inc.
                                Highway 412 West
                            Tontitown, Arkansas 72770
                                 (479) 361-9111
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                         ------------------------------
                              Copies Requested to:

            MARLON F. STARR, ESQ.                       C. DOUGLAS BUFORD, JR., ESQ.
       Smith, Gambrell & Russell, LLP                  Wright, Lindsey & Jennings LLP
   1230 Peachtree Street, N.E., Suite 3100          200 West Capitol Avenue, Suite 2200
        Atlanta, Georgia 30309-3592                     Little Rock, Arkansas 72201
             (404) 815-3500                                    (501) 371-0808
          (404) 685-7053 (fax)                              (501) 376-9442 (fax)

                         ------------------------------


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415, check the following box. [_]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

================================================ =============== ==================== =========================== ==================
                                                                      Proposed             Proposed maximum
    Title of each class of securities to be       Amount to be    maximum offering     aggregate offering price       Amount of
                  registered                     registered (1)  price per share (2)             (2)               registration fee
------------------------------------------------ --------------- -------------------- --------------------------- ------------------
Common stock, $.01 par value                       3,996,250           $16.595               $66,317,769              $6,101.23
================================================ =============== ==================== =========================== ==================

(1) Includes 521,250 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee in accordance with rule 457(c) under the Securities Act based on the average of the high and low reported sales prices on the Nasdaq National Market on February 14, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + + a solicitation of an offer to buy these securities in any jurisdiction where +
+such an offer or sale is not permitted.                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated February 20, 2002

PROSPECTUS

                                3,475,000 Shares

                      P.A.M. TRANSPORTATION SERVICES, INC.

                                  Common Stock

                              --------------------

         We are selling 2,100,000 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 1,375,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "PTSI."

         On February 19, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $17.50.

         You should consider the risks we have described in "Risk Factors" beginning on page 5 before buying shares of our common stock.

                              --------------------


                                                                              Per Share                Total
                                                                              ---------                -----
         Public offering price .......................................  $                       $
         Underwriting discount .......................................  $                       $
         Proceeds, before expenses, to us ............................  $                       $
         Proceeds, before expenses, to the selling stockholders ......  $                       $

         The underwriters may purchase up to an additional 521,250 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the shares to purchasers on or before __________ ___, 2002.

                              --------------------

   Stephens Inc.

              BB&T Capital Markets

                                A.G. Edwards & Sons, Inc.


              The date of this prospectus is ______________, 2002.

                                TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
Prospectus Summary ......................................................................................    1
Risk Factors ............................................................................................    5
Disclosure Regarding Forward-Looking Statements .........................................................    8
Use of Proceeds .........................................................................................    9
Dividend Policy .........................................................................................    9
Common Stock Price Range ................................................................................   10
Capitalization ..........................................................................................   11
Selected Consolidated Financial and Operating Data ......................................................   12
Management's Discussion and Analysis of Financial Condition and Results of Operations ...................   14
Business ................................................................................................   19
Management ..............................................................................................   24
Principal and Selling Stockholders ......................................................................   25
Description of Capital Stock ............................................................................   26
Shares Eligible for Future Sale .........................................................................   28
Underwriting ............................................................................................   29
Legal Matters ...........................................................................................   31
Experts .................................................................................................   31
Where You Can Find More Information .....................................................................   31
Index to Consolidated Financial Statements ..............................................................  F-1



                              --------------------


         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. You should not rely on any information provided by anyone that is different or inconsistent. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. We recommend that you read carefully this entire prospectus, especially the section entitled "Where You Can Find More Information" on page 30 and the section entitled "Risk Factors" beginning on page 5, as well as the documents incorporated by reference in this prospectus, before making a decision to invest in our common stock.

          As used in this prospectus, the terms "P.A.M.," the "company," "we," "our" or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.

          Unless otherwise stated in this prospectus, we have assumed throughout this prospectus that the underwriters' over-allotment option is not exercised.

Our Business

          We are a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico through our gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

          Through our executive officers, who together have over 50 years experience managing our company, we focus on providing a high level of service and on becoming a preferred provider, or "core carrier," for our customers, while strictly controlling costs. As a result, we have consistently had one of the lowest operating ratios among publicly held truckload carriers.

          Our business strategy is designed to achieve long-term profitable growth. Since 1996, we have achieved substantial growth in revenues and net income. We increased our operating revenues at a compound annual growth rate of 14.8%, from $113.0 million in 1996 to $225.8 million in 2001. During the same period, we increased our net income at a compound annual growth rate of 24.9%, from $3.3 million to $10.1 million. The key elements of our strategy for achieving long-term profitable growth include:

          Maintaining Dedicated Fleets and High Density Lanes. We continually strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets and high density lanes enable us to:

     .    maintain consistent equipment capacity;

     . provide a high level of service to our customers, including time-sensitive delivery schedules;

     .    attract and retain drivers; and

     .    maintain a sound safety record as drivers travel familiar routes.

During 2001, approximately 61% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 5.5%, figures which management believes are among the best among publicly traded truckload carriers.

          Providing Superior and Flexible Customer Service. We believe our service-oriented operation provides a base for long-term customer retention and sources of recurring revenue. In addition, we believe that as consolidation continues to be a trend in our industry, shippers will seek higher quality providers. Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services combined with a decentralized regional operating strategy allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.

          Employing Stringent Cost Controls. We believe that we operate with the lowest cost per mile among publicly held truckload carriers. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel (we had a driver to non-driver personnel ratio of 5.2:1 at December 31, 2001), operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting proven technology only when cost justified.

          Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Since 1995, 48% of our revenue growth has been attributable to acquisitions, while 52% has been attributable to internal growth. We believe economic trends are driving further consolidation in our industry. We have successfully integrated three acquisitions since 1995. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.

Recent Developments

     .    2001 Results of Operations. On February 8, 2002, we reported our operating results for the fiscal year ended December 31, 2001. For the year ended December 31, 2001, we had operating revenues of $225.8 million, an increase of $20.6 million, or 10.0%, over operating revenues of $205.2 million for the fiscal year ended December 31, 2000. Net income for the year ended December 31, 2001 was $10.1 million, or $1.18 per basic and diluted share, an increase of $1.4 million, or 16.3%, from $8.7 million, or $1.02 per basic and diluted share, for the year ended December 31, 2000. Our operating ratio (total operating expenses as a percentage of total operating revenues) was 90.6% in 2001 compared to 90.5% in 2000.

     .    Proposed Acquisition of Assets of East Coast Transport, Inc. On
January 18, 2002, we announced that we had entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. East Coast has represented to us that, for the year ended December 31, 2001, it had revenues of approximately $32 million. Consummation of the transaction is subject to satisfactory completion of a due diligence investigation, negotiation of a definitive agreement, and receipt of various regulatory approvals.

          Our principal executive offices are located at Highway 412 West, Tontitown, Arkansas 72770, and our telephone number is (479) 361-9111. Information contained on our website does not form a part of this prospectus.

The Offering

    Common stock being offered by us ...............................  2,100,000 shares

    Common stock being offered by the selling stockholders .........  1,375,000  shares

    Common stock to be outstanding after the offering ..............  10,726,957 shares (1)

    Use of proceeds ................................................  We estimate that our net proceeds from the shares of common stock we sell in this
                                                                      offering, after deducting underwriting
                                                                      discounts and other estimated expenses,
                                                                      will be approximately $34.7 million. We
                                                                      intend to use these net proceeds for the
                                                                      repayment of indebtedness and for general
                                                                      corporate purposes. We will not receive
                                                                      any proceeds from the sale of shares sold
                                                                      by the selling stockholders.

    Nasdaq National Market symbol ..................................  PTSI

__________________
(1) Based on 8,626,957 shares outstanding as of February 7, 2002. This number does not include 88,000 shares of common stock issuable upon the exercise of stock options outstanding on February 7, 2002.

Summary Consolidated Financial Data

          The summary consolidated financial data as of and for the fiscal years ended December 31, 1997 through December 31, 2000 are derived from our audited consolidated financial statements. The summary consolidated financial data as of and for the nine months ended September 30, 2000 and 2001 are derived from our unaudited interim consolidated financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim period presented. The operating results for the nine months ended September 30, 2000 and 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our financial statements.

                                                                                                     Nine Months Ended
                                                               Year Ended December 31,                 September 30,
                                                    -------------------------------------------   -----------------------
                                                     1997         1998        1999       2000        2000         2001
                                                    -------------------------------------------   -----------------------
                                                                                                        (unaudited)
                                                         (in thousands, except per share amounts and ratios)
Statement of Operations Data:
Operating revenues ................................ $127,211    $143,164    $207,381    $205,245    $154,282    $169,530
Operating expenses ................................  113,596     126,104     182,926     185,845     139,968     153,554
                                                    --------    --------    --------    --------    --------    --------
Operating income ..................................   13,615      17,060      24,455      19,400      14,314      15,976
Interest expense ..................................    3,423       3,830       5,650       5,048       3,906       3,455
Income before income taxes ........................   10,192      13,231      18,805      14,352      10,408      12,521
Income taxes ......................................    3,892       5,158       7,536       5,694       4,116       4,995
Net income ........................................ $  6,300    $  8,073    $ 11,269    $  8,658    $  6,292    $  7,526
                                                    ========    ========    ========    ========    ========    ========
Net income per common share:
    Basic ......................................... $   0.77    $   0.97    $   1.34    $   1.02    $   0.74    $   0.88
                                                    ========    ========    ========    ========    ========    ========
    Diluted ....................................... $   0.76    $   0.96    $   1.33    $   1.02    $   0.74    $   0.88
                                                    ========    ========    ========    ========    ========    ========
Average common shares outstanding - Basic .........    8,192       8,306       8,393       8,455       8,450       8,525
Average common shares outstanding - Diluted .......    8,290       8,444       8,488       8,518       8,518       8,559

Other Financial Data:
Operating ratio/(1)/ ..............................     89.3%       88.1%       88.2%       90.5%       90.7%       90.6%
Return on equity/(2)/ .............................     21.2%       21.6%       23.8%       15.0%       14.8%       15.2%
EBITDA/(3)/ ....................................... $ 27,050    $ 31,503    $ 43,274    $ 38,337    $ 28,665    $ 31,064
Capital expenditures, net ......................... $ 16,541    $ 38,273    $ 38,812    $ 17,890    $ 12,887    $ 30,710

                                                                                September 30, 2001
                                                                              Actual     As Adjusted/(4)/
                                                                            -------------------------------
Balance Sheet Data:                                                                    (unaudited)
                                                                                     (in thousands)
Total assets ............................................................... $186,517           $ 186,517
Long-term debt, including current portion ..................................   67,047              32,343
Stockholders' equity .......................................................   69,949             104,653

_______________________
/(1)/ Operating ratio is defined as total operating expenses as a percentage of total operating revenues.
/(2)/ Return on equity for the nine-month periods ended September 30, 2000 and 2001 has been annualized. Return on equity is defined as net income divided by average stockholders' equity.
/(3)/ EBITDA is defined as operating income plus depreciation and amortization.
      We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to operating income, as determined in accordance with GAAP, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with GAAP, as a measurement of our liquidity.
/(4)/ Gives effect to our sale of 2,100,000 shares of common stock at an assumed offering price of $17.50 per share and our application of the net proceeds as described in the "Use of Proceeds" section of this prospectus.

                                  Risk Factors

         An investment in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including the financial statements and notes thereto, and the documents incorporated by reference in this prospectus, before buying shares of our common stock.

         Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.

         Our business is dependent upon a number of factors that may have a material adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices (which affected our operating performance in 2000 and 2001), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, and insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

         We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium- or long-term effects of the September 11, 2001 terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations.

         We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

         Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

         . we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;

         . some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;

         . many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

         . many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

         . the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

         . advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

         . competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

         . economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

         We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.

         A significant portion of our revenue is generated from our major customers. For 2001, our top five customers, based on revenue, accounted for approximately 59% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 40% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 55% of our revenues for 2001 were derived from transportation services provided to the automobile industry.

         Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers would have a material adverse effect on our business and operating results.

         We may be unable to successfully integrate businesses we acquire into our operations.

         Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

         Ongoing insurance and claims expenses could significantly reduce our earnings.

         After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies. We experienced an increase of approximately $1.0 million in insurance premiums for 2002 and could experience an additional increase in our insurance and claims expense after our current coverage expires in December 2002. If these expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

         Difficulty in attracting drivers could affect our profitability and ability to grow.

         Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

         If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

         We are highly dependent upon the services of the following key employees: Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

         Matthew T. Moroun, one of our directors and our largest stockholder, will continue to control a large portion of our stock following this offering and will continue to have significant influence over us, including the outcome of key transactions, such as a change of control.

         Matthew T. Moroun beneficially owns approximately 65.3% of our outstanding common stock before this offering and will beneficially own approximately 41.4% of our outstanding common stock after this offering. Accordingly, he will continue to have significant influence over decisions requiring stockholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay in the future for shares of our common stock, and could have the effect of making it more difficult, preventing or delaying a change of control of P.A.M., which other stockholders may favor. In addition, Mr. Moroun may resell these shares pursuant to Rule 144 of the Securities Act. Sales of a large number of these shares could depress our stock price.

         Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.

         In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices significantly higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels significantly below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. If either or both of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This could adversely affect our earnings and cash flows.

         We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

         The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

         Our stock price is volatile, which could cause you to lose a significant portion of your investment.

         The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

         Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

         We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at three of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

         We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

         The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," "Business - Business Strategy," "Business - Industry" and "Business - Revenue Equipment." In those and other portions of this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described above in "Risk Factors" and below in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                                 USE OF PROCEEDS

         We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $34.7 million (assuming a public offering price of $17.50 per share). We expect to use approximately $33.0 million of our net proceeds to repay installment notes we previously entered into for purchases of tractors and trailers and approximately $1.7 million to reduce indebtedness outstanding under a revolving line of credit with a bank.

         Installment Notes. As of February 15, 2002, we had approximately $33.0 million of indebtedness outstanding under various installment notes we previously entered into in connection with purchases of tractors and trailers. These installment notes have terms ranging from 36 to 48 months with various maturity dates through March 1, 2003. The installment notes bear interest at rates ranging from 5.75% to 7.63%, with a weighted average interest rate of 6.32% at December 31, 2001.

         Revolving Line of Credit. We maintain two revolving lines of credit with separate financial institutions (Line A and Line B), each providing for maximum borrowings of $20.0 million. Line B is fully utilized, with $20.0 million outstanding. Line A had $14.4 million outstanding at February 15, 2002. We intend to use any net proceeds remaining after repayment of the installment notes to reduce indebtedness outstanding under Line A. Funds borrowed under Line A are secured by our accounts receivable and are subject to borrowing limitations. Amounts outstanding under Line A bear interest at LIBOR (as of the first day of each month) plus 1.40%. Amounts borrowed may be repaid and borrowed over the life of the revolving line of credit, subject to the borrowing restrictions, with a final maturity date of May 31, 2003.

         We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                 DIVIDEND POLICY

         We have not paid any dividends on our common stock to date and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all of our earnings, if any, for use in the expansion and development of our business.

                            COMMON STOCK PRICE RANGE

         Our common stock is listed on the Nasdaq National Market under the symbol "PTSI." The table below shows the range of reported sale prices on the Nasdaq National Market for the periods indicated.

                                                                       Common Stock Price
                                                                       ------------------
                                                                      High              Low
                                                                      ----              ---
         Year ending December 31, 2002
           First Quarter (through February 19, 2002) ..............   $18.90            $12.75

         Year ended December 31, 2001
           Fourth Quarter .........................................   $12.85            $ 8.60
           Third Quarter ..........................................    12.00              9.10
           Second Quarter .........................................    10.00              5.88
           First Quarter ..........................................     9.84              7.00

         Year ended December 31, 2000
           Fourth Quarter .........................................   $10.00            $ 7.63
           Third Quarter ..........................................    10.63              8.25
           Second Quarter .........................................    11.00              8.00
           First Quarter ..........................................    11.44              8.50

         On February 19, 2002, the last reported sale price for our common stock was $17.50 per share. As of February 7, 2002, there were approximately 260 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2001 on:

     .   an actual basis; and

     .   an adjusted basis, giving effect to:

         . our sale of 2,100,000 shares of our common stock in this offering, at an assumed public offering price of $17.50 per share, after deducting underwriting discounts and estimated offering expenses, and

         . our repayment of approximately $33.0 million of installment debt previously incurred for equipment purchases and $1.7 million of indebtedness under a bank line of credit with the net proceeds from this offering.

     The information regarding stockholders' equity in the table below does not include 112,000 shares issuable upon the exercise of options granted by us outstanding on September 30, 2001. The following table should be read together with the unaudited interim financial statements and the related notes included elsewhere in this prospectus.

                                                                                 September 30, 2001
                                                                           --------------------------------
                                                                                                   As
                                                                           Actual               Adjusted
                                                                           ----------          ------------
                                                                                     (unaudited)
                                                                                   (in thousands)
Current maturities of long-term debt .................................  $     15,550         $         --
                                                                        ============         ============
Long-term debt, less current portion .................................  $     51,497         $     32,343
Stockholders' equity:
    Common stock, $0.01 par value: 20,000,000 shares
      authorized; 8,605,957 shares issued and outstanding;
      10,705,957 shares issued and outstanding, as adjusted ..........            86                  107
    Preferred stock, $0.01 par value: 10,000,000 shares
      authorized; no shares issued and outstanding ...................            --                   --
    Additional paid-in capital .......................................        20,421               55,104
    Accumulated other comprehensive income (loss) ....................          (571)                (571)
Retained earnings ....................................................        50,013               50,013
                                                                        ------------         ------------

Total stockholders' equity ...........................................        69,949              104,653
                                                                        ------------         ------------

Total capitalization .................................................  $    121,446         $    136,996
                                                                        ============         ============

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial and operating data as of and for the fiscal years ended December 31, 1996 through December 31, 2000 are derived from our audited consolidated financial statements. The selected financial data as of and for the nine months ended September 30, 2000 and 2001 are derived from our unaudited interim consolidated financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim period presented. The operating results for the nine months ended September 30, 2000 and 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year. Since the information presented below is only a summary and does not provide all of the information in our financial statements, including the related notes, you should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our financial statements.

                                                                                                            Nine Months Ended
                                                                  Year Ended December 31,                     September 30,
                                                 ------------------------------------------------------   --------------------
                                                     1996       1997       1998       1999       2000         2000      2001
                                                 ------------------------------------------------------   --------------------
                                                  (in thousands, except per share amounts and ratios)          (unaudited)
Statement of Operations Data:
Operating revenues ......................        $ 113,021  $ 127,211  $ 143,164  $ 207,381  $  205,245   $ 154,282  $ 169,530

Operating expenses:
    Salaries, wages and benefits ........           52,444     57,662     65,169     90,248      90,680      68,187     74,960
    Operating supplies ..................           21,909     24,666     26,511     35,246      37,728      28,327     33,317
    Rent and purchased transportation ...            1,824      1,655      1,082     13,309      12,542       9,429      8,434
    Depreciation and amortization .......           11,999     12,995     14,003     18,392      18,806      14,253     14,989
    Operating taxes and licenses ........            6,734      7,581      8,388     11,334      11,140       8,324      8,878
    Insurance and claims ................            5,004      5,571      6,069      7,945       8,674       6,610      7,489
    Communications and utilities ........            1,090      1,001      1,583      2,365       2,234       1,685      1,662
    Other/(1)/ ..........................            2,077      2,394      3,131      4,388       3,756       2,851      3,634
    (Gain) loss on sale or disposal of
        property ........................              375         71        168      (301)         285         302        191
                                                 ------------------------------------------------------   --------------------
Total operating expenses ................          103,456    113,596    126,104    182,926     185,845     139,968    153,554
                                                 ------------------------------------------------------   --------------------

Operating income ........................            9,565     13,615     17,060     24,455      19,400      14,314     15,976
Interest expense ........................           (4,137)    (3,423)    (3,830)    (5,650)     (5,048)     (3,906)    (3,455)
Other ...................................               31          -          1          -           -           -          -
                                                 ------------------------------------------------------   --------------------

Income before income taxes ..............            5,459     10,192     13,231     18,805      14,352      10,408     12,521
Income taxes ............................            2,147      3,892      5,158      7,536       5,694       4,116      4,995
                                                 ------------------------------------------------------   --------------------

Net income ..............................        $   3,312  $   6,300  $   8,073  $  11,269  $    8,658   $   6,292  $   7,526
                                                 =========  =========  =========  =========  ==========   =========  =========
Earnings per common share:
    Basic ...............................        $    0.66  $    0.77  $    0.97  $    1.34  $     1.02   $    0.74  $    0.88
                                                 =========  =========  =========  =========  ==========   =========  =========
    Diluted .............................        $    0.44  $    0.76  $    0.96  $    1.33  $     1.02   $    0.74  $    0.88
                                                 =========  =========  =========  =========  ==========   =========  =========

 Average common shares outstanding -
    Basic ...............................            5,035      8,192      8,306      8,393       8,455       8,450      8,525
 Average common shares outstanding -
    Diluted .............................            7,578      8,290      8,444      8,488       8,518       8,518      8,559

Other Financial Data:

Operating ratio/(2)/.....................             91.5%      89.3%      88.1%      88.2%       90.5%       90.7%      90.6%
Return on equity/(3)/....................             14.9%      21.2%      21.6%      23.8%       15.0%       14.8%      15.2%
EBITDA/(4)/..............................        $  21,972  $  27,050  $  31,503  $  43,274  $   38,337   $  28,665  $  31,064
Capital expenditures, net ...............        $  17,901  $  16,541  $  38,273  $  38,812  $   17,890   $  12,887  $  30,710

Footnotes on following page

                                                                                                                      Nine Months
                                                                                                                    Ended September
                                                                       Year Ended December 31,                            30,
                                                   ------------------------------------------------------------  -------------------
                                                      1996        1997         1998         1999        2000        2000      2001
                                                   ------------------------------------------------------------  -------------------
                                                                                                                     (unaudited)

Operating Data:
Average number of truckloads per week ..........      2,437       2,874       3,425       4,885       5,169       5,113       5,298
Average miles per trip .........................        845         786         767         734         713         707         773
Average miles per tractor ......................    122,250     125,404     125,569     128,966     128,936      96,535     100,154
Average revenue per tractor per day ............   $    537    $    539    $    543    $    570    $    579    $    577    $    593
Average revenue per loaded mile ................   $   1.17    $   1.17    $   1.15    $   1.18    $   1.18    $   1.19    $   1.17
Empty mile factor ..............................        6.1%        5.8%        5.5%        5.4%        5.6%        5.8%        5.2%


At end of period:
Total company-owned/leased tractors/(5)/........        912         975       1,127       1,468       1,413       1,387       1,590
Average age of all tractors (in years) .........       1.85        1.94        1.74        1.64        1.72        1.62        1.73
Total trailers/(6)/.............................      2,398       2,678       2,784       3,846       3,759       3,700       3,941
Average age of trailers (in years) .............       2.60        2.85        3.31        3.97        4.66        4.44        5.08
Number of employees ............................      1,438       1,446       1,656       1,899       2,154       2,265       2,440
Ratio of drivers to non-driver
personnel ......................................      4.0:1       4.7:1       5.1:1       4.0:1       5.1:1       5.4:1       5.8:1


                                                                                                                        At
                                                                          At December 31,                           September 30,
                                                   ------------------------------------------------------------  -------------------
                                                      1996        1997         1998         1999        2000        2000      2001
                                                   ------------------------------------------------------------  -------------------
Balance Sheet Data:                                                       (in thousands)                             (unaudited)
                                                                                         $
Total assets ...................................   $  94,895    $100,688    $126,471    $168,961     164,518    $166,871    $186,517
Long-term debt, including current
portion ........................................      51,787      43,770      58,178      77,888      59,826      60,763      67,047
Stockholders' equity ...........................      26,312      33,162      41,457      53,365      62,210      59,844      69,949

---------------------------------------

/(1)/ Includes amortization of non-competition agreements in the amounts of $408,000, $440,000, $440,000, $427,000, and $131,000 for the years 1996 through 2000, respectively, and $98,000 and $99,000 for the nine months ended September 30, 2000 and 2001, respectively.

/(2)/ Operating ratio is defined as total operating expenses as a percentage of total operating revenues.

/(3)/ Return on equity for the nine-month periods ended September 30, 2000 and 2001 has been annualized. Return on equity is defined as net income divided by average stockholders' equity.

/(4)/ EBITDA is defined as operating income plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) and should not be considered an alternative to operating income, as determined in accordance with GAAP, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with GAAP, as a measurement of our liquidity.

/(5)/  For years 1996 through 2000, includes 126, 94, 94, 148 and 117 owner-operator tractors, respectively. For the nine months ended September 30, 2000 and 2001, includes 130 owner-operator tractors.

/(6)/ For the years 1996 through 1999, includes 74, 66, 46 and 21 trailers leased from an affiliate of our majority stockholder.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere and incorporated by reference in this prospectus. The "Liquidity and Capital Resources" section below contains forward-looking information. Our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the "Risk Factors" section of this prospectus.

Results of Operations

     The following table sets forth the percentage relationship of revenue and expense items to operating revenues for the periods indicated.

                                                                                                      Nine Months Ended
                                                                 Year Ended December 31,               September 30,
                                                         ------------------------------------      ----------------------
                                                              1998         1999         2000            2000        2001
                                                         ----------   ----------   ----------      ----------   ---------
Operating revenues ....................................      100.0%       100.0%       100.0%          100.0%      100.0%
Operating expenses:
    Salaries, wages and benefits ......................       45.5         43.5         44.2            44.2        44.2
    Operating supplies ................................       18.5         17.0         18.4            18.4        19.7
    Rent and purchased transportation .................        0.8          6.4          6.1             6.1         5.0
    Depreciation and amortization .....................        9.8          8.9          9.2             9.2         8.8
    Operating taxes and licenses ......................        5.9          5.5          5.4             5.4         5.2
    Insurance and claims ..............................        4.2          3.8          4.2             4.3         4.4
    Communications and utilities ......................        1.1          1.1          1.1             1.1         1.0
    Other .............................................        2.2          2.1          1.8             1.8         2.2
    (Gain) loss on sale or disposal of property .......        0.1         (0.1)         0.1             0.2         0.1
                                                         ----------   ----------   ----------      ----------   ---------
Total operating expenses ..............................       88.1         88.2         90.5            90.7        90.6
                                                         ----------   ----------   ----------      ----------   ---------

Operating income ......................................       11.9         11.8          9.5             9.3         9.4
Interest expense ......................................       (2.7)        (2.7)        (2.5)           (2.5)       (2.0)
                                                         ----------   ----------   ----------      ----------   ---------
Income before income taxes ............................        9.2          9.1          7.0             6.8         7.4
Federal and state income taxes ........................        3.6          3.6          2.8             2.7         2.9
                                                         ----------   ----------   ----------      ----------   ---------
Net income ............................................        5.6%         5.5%         4.2%            4.1%        4.4%
                                                         ==========   ==========   ==========      ==========   =========

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

     For the nine months ended September 30, 2001, revenues increased 9.9% to $169.5 million as compared to $154.3 million for the nine months ended September 30, 2000. The increase was due to improved utilization of existing revenue equipment and an increase in the average number of tractors from 1,418 in the first nine months of 2000 to 1,540 in the first nine months of 2001. Improved utilization of existing revenue equipment resulted in a 2.8% increase in average revenue generated per tractor each work day from $577 in the first nine months of 2000 to $593 in the first nine months of 2001.

     Operating supplies and expenses increased from 18.4% of revenues in the first nine months of 2000 to 19.7% of revenues in the first nine months of 2001. The increase relates to increased equipment repair costs and to an increase in fuel costs of 0.6%, net of fuel surcharges passed on to customers.

     Rent and purchased transportation decreased from 6.1% of revenues in the first nine months of 2000 to 5.0% of revenues in the first nine months of 2001. The decrease relates primarily to a decrease in amounts paid to other transportation companies in the form of brokerage fees.

     Other expenses increased from 1.8% of revenues in the first nine months of 2000 to 2.1% of revenues in the first nine months of 2001. The increase is due to an increase in our allowance for doubtful accounts.

     Depreciation and amortization decreased from 9.2% of revenues in the first nine months of 2000 to 8.8% of revenues in the first nine months of 2001. The primary reason for the decrease was increased utilization of existing revenue equipment.

     Our operating ratio decreased to 90.6% for the first nine months of 2001 from 90.7% for the first nine months of 2000, as a result of the factors described above.

     Our effective tax rate increased from 39.5% in the first nine months of 2000 to 39.9% in the first nine months of 2001, which, combined with increased revenues, resulted in an increase in the provision for income taxes from $4.1 million for the first nine months of 2000 to $5.0 million for the first nine months of 2001.

     Net income increased to $7.5 million, or 4.4% of revenues, in the first nine months of 2001 from $6.3 million, or 4.1% of revenues in the first nine months of 2000, representing an increase in diluted net income per share to $.88 in the first nine months of 2001 from $.74 in the first nine months of 2000.

2000 Compared to 1999

     For the year ended December 31, 2000, revenues were $205.2 million as compared to $207.4 million for the year ended December 31, 1999. The decrease relates primarily to a decrease in the average number of tractors from 1,445 in 1999 to 1,423 in 2000. The decrease in revenue from fewer tractors was partially offset by an increase in our utilization (revenue per tractor per work day), which increased 1.6% from $570 in 1999 to $579 in 2000.

     Our operating ratio increased from 88.2% in 1999 to 90.5% in 2000.

     Salaries, wages and benefits increased from 43.5% of revenues in 1999 to 44.2% of revenues in 2000. The increase relates primarily to an increase in driver pay packages early in the third quarter of 2000.

     Operating supplies and expenses increased from 17.0% of revenues in 1999 to 18.4% of revenues in 2000. The increase relates primarily to an increase in fuel costs of 1.3% of revenues net of a fuel surcharge passed to customers.

     Insurance and claims increased from 3.8% of revenues in 1999 to 4.2% of revenues in 2000. The increase relates primarily to an increase in rates for auto liability insurance coverage.

     Our effective tax rate decreased from 40.1% in 1999 to 39.7% in 2000.

     Net income decreased to $8.6 million, or 4.2% of revenues, in 2000 from $11.3 million, or 5.5% of revenues in 1999, representing a decrease in diluted net income per share to $1.02 in 2000 from $1.33 in 1999.

1999 Compared to 1998

     For the year ended December 31, 1999, revenues increased 44.9% to $207.4 million as compared to $143.2 million for the year ended December 31, 1998. Our utilization (revenue per tractor per work day) increased 5.0% from $543 in 1998 to $570 in 1999.

     Our operating ratio increased from 88.1% in 1998 to 88.2% in 1999.

     Salaries, wages and benefits decreased from 45.5% of revenues in 1998 to 43.5% of revenues in 1999. The decrease relates primarily to the brokerage operations of Decker Transport in which revenues are generated through the use of outside transportation services and not our paid drivers.

     Operating supplies and expenses decreased from 18.5% of revenues in 1998 to 17.0% of revenues in 1999. The decrease, which was partially offset by an increase in fuel costs, relates primarily to costs associated with the Decker brokerage operations being combined and paid to other transportation companies in the form of purchased transportation.

          Rent and purchased transportation increased from 0.8% of revenues in 1998 to 6.4% of revenues in 1999. The increase relates primarily to the purchase of transportation services from other transportation companies in order to support brokerage operations.

          Depreciation and amortization decreased from 9.8% of revenues in 1998 to 8.9% of revenues in 1999. The decrease relates primarily to the utilization of outside transportation companies' drivers and equipment in order to perform brokerage activities.

          Our effective tax rate increased from 39.0% in 1998 to 40.1% in 1999. This increase is related to payments made to Decker drivers in the form of a per diem, which is only partially deductible for federal and state income tax purposes.

          Net income increased to $11.3 million, or 5.5% of revenues, in 1999 from $8.1 million, or 5.6% of revenues in 1998, representing an increase in diluted net income per share to $1.33 in 1999 from $.96 in 1998.

Quarterly Results of Operations

          The following table presents selected consolidated financial information for each of our last eight fiscal quarters through September 30, 2001. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

                                                                   Quarter Ended
                                 ----------------------------------------------------------------------------------
                                 Dec. 31,  Mar. 31,   June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,   Sept. 30,
                                   1999      2000       2000      2000       2000      2001      2001        2001
                                 ----------------------------------------------------------------------------------
                                                                       (unaudited)
                                                      (in thousands, except earnings per share data)
Operating revenues ..........    $51,032   $54,147    $53,034   $47,100    $50,964   $58,406   $57,462    $53,662
Total operating expenses ....     45,850    49,253     46,965    43,749     45,878    52,861    51,502     49,192
Operating income ............      5,182     4,894      6,069     3,351      5,086     5,545     5,960      4,470
Net income ..................      2,373     2,128      2,820     1,344      2,366     2,639     2,885      2,002
Earnings per common share:
    Basic ...................    $   .28   $   .25    $   .33   $   .16    $   .28   $   .31   $   .34    $   .23
    Diluted .................        .28       .25        .33       .16        .28       .31       .34        .23

Liquidity and Capital Resources

          During the first nine months of 2001, we generated $23.4 million in cash from operating activities. Investing activities used $30.6 million in cash in the first nine months of 2001. Financing activities generated $8.0 million in the first nine months of 2001, primarily from long-term borrowings.

          During 2000, we generated $32.5 million in cash from operating activities. Investing activities used $17.7 million in cash during 2000 compared to $47.8 million and $38.3 million in 1999 and 1998, respectively. The cash used in all three years related primarily to the purchase of revenue equipment used in our operations. Financing activities used $17.9 million in cash during 2000 primarily for the payment of long-term debt originally incurred to finance the purchase of revenue equipment used in our operations.

          We maintain two $20.0 million revolving lines of credit (Line A and Line B) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (on the first day of the month) plus 1.40%, are secured by our accounts receivable and mature on May 31, 2003. At December 31, 2001, there was $11.9 million outstanding under Line A (including $2.9 million in letters of credit), with availability to borrow $8.1 million. Amounts outstanding under Line B bear interest at LIBOR (on the last day of the previous month) plus 1.15%, are secured by revenue equipment and mature on June 30, 2003. At December 31, 2001, there was $20.0 million outstanding under Line B. In an effort to reduce interest rate risk associated with these floating rate facilities, we have entered into interest rate swap agreements in an aggregate notional amount of $20.0 million. See " - Market Risk."

          In addition to cash flows from operations, we use our existing lines of credit on an interim basis to finance capital expenditures and repay long-term debt. Longer-term transactions, such as installment notes (generally three to five year terms at fixed rates), are typically entered into for the purchase of revenue equipment; however, we purchased additional revenue equipment during 2000 and the first nine months of 2001 at a cost of approximately $28.8 million and $32.1 million, respectively, using our existing line of credit and cash on hand.

          In addition, we entered into an installment obligation during 2000 in the amount of approximately $4.2 million in order to finance revenue equipment previously acquired utilizing its line of credit. This obligation is payable in 48 monthly installments at an interest rate of 7.25%. We entered into installment obligations during 2001 for the purchase of revenue equipment in the amount of approximately $4.5 million, payable in 48 monthly installments at an interest rate of 7.43%. Our weighted average interest rates on all installment borrowings were 6.73%, 6.75%, and 5.95% for 1999, 2000 and 2001, respectively. During 2001, we sold or traded revenue equipment for approximately $10.5 million. During 2002, we plan to purchase approximately 465 new tractors and approximately 280 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $23.9 million. We expect our working capital and our available lines of credit will be sufficient to meet our capital commitments, to repay indebtedness, and to fund our operating needs for the next twelve months.

Insurance

          Auto liability and collision coverage are generally subject to a $2,500 deductible per occurrence while cargo loss coverage generally has a $5,000 deductible. We maintain a reserve for estimated losses for claims incurred, and maintain a reserve for claims incurred but not reported (based on our historical experience). We are insured for workers' compensation claims in excess of $350,000. We have reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. We have not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation reserves. Letters of credit are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, and two letters of credit are held by a bank for auto liability claims.

          Insurance carriers have recently begun to raise premiums for most trucking companies. We experienced an increase of approximately $1.0 million in insurance premiums for 2002 and could experience additional increases after our current coverage expires in December 2002.

Seasonality

          Our revenues do not exhibit a significant seasonal pattern, due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months, primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

Inflation

          Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Market Risk

          We are exposed to market risks from changes in interest rates. Our two lines of credit bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements are 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements is "1-month" LIBOR. These interest rate swap agreements terminate on March 2, 2006 and June 2, 2006, respectively. For additional information with respect to the interest rate swap agreements, see Note C to our condensed consolidated unaudited interim financial statements.

     We may temporarily invest excess cash in money market funds. Changes in interest rates would not significantly affect the fair value of these cash investments.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which was amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133" (SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

     On January 1, 2001, we adopted SFAS No. 133. We had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001 as our only derivative instruments were entered into after January 1, 2001. See "Market Risk."

     SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. Goodwill and other intangibles that have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. All other intangible assets will continue to be amortized over their estimated useful lives. We adopted this statement effective January 1, 2002, and we no longer amortize existing goodwill on the unamortized portion of goodwill associated with acquisitions. Goodwill amortization would have been approximately $243,000, net of tax, based on the goodwill balances as of January 1, 2002. SFAS No. 142 also requires a new methodology for the testing of impairment of goodwill and other intangibles that have indefinite lives. During 2002, we will begin testing goodwill for impairment under the new rules, applying a fair-value-based test. At this time, we have not yet determined what impact, if any, the change in the required approach to impairment testing will have on either our financial position or results of operations.

     SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. We will adopt the Statement effective January 1, 2003. At this time, we have not yet determined what impact, if any, the adoption of this Statement will have on either our financial position or results of operations.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. At present, we are assessing but have not yet determined the complete impact, if any, that the adoption of SFAS No. 144 will have on our financial position and results of operations.

                                    Business

Overview

     We are a leading truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico through our gateways in Laredo and El Paso, Texas under agreements with Mexican carriers.

     Through our executive officers, who together have over 50 years experience managing our company, we focus on providing a high level of service and on becoming a preferred provider, or "core carrier," for our customers, while strictly controlling costs. As a result, we have consistently had one of the lowest operating ratios among publicly held truckload carriers.

Business Strategy

     Our business strategy is designed to achieve long-term profitable growth. Since 1996, we have achieved substantial growth in revenues and net income. We increased our operating revenues at a compound annual growth rate of 14.8%, from $113.0 million in 1996 to $225.8 million in 2001. During the same period, we increased our net income at a compound annual growth rate of 24.9%, from $3.3 million to $10.1 million. The key elements of our strategy for achieving long-term profitable growth include:

     Maintaining Dedicated Fleets and High Density Lanes. We continually strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets and high density lanes enable us to:

  .  maintain consistent equipment capacity;

  . provide a high level of service to our customers, including time-sensitive delivery schedules;

  .  attract and retain drivers; and

  .  maintain a sound safety record as drivers travel familiar routes.

During 2001, approximately 61% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 5.5%, figures which management believes are among the best among publicly traded truckload carriers.

     Providing Superior and Flexible Customer Service. We believe our service-oriented operation provides a base for long-term customer retention and sources of recurring revenue. In addition, we believe that as consolidation continues to be a trend in our industry, shippers will seek higher quality providers. Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services combined with a decentralized regional operating strategy allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.

     Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability. Approximately 61% of our deliveries to customers during 2001 were made on a just-in-time basis.

     Employing Stringent Cost Controls. We believe that we operate with the lowest cost per mile among publicly held truckload carriers. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel (we had a driver to non-driver personnel ratio of 5.2:1 at December 31, 2001), operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting proven technology only when cost justified.

     Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Since 1995, 48% of our revenue growth has been attributable to acquisitions, while 52% has been attributable to internal growth. We believe economic trends are driving further consolidation in our industry.

     We have successfully integrated three acquisitions since 1995. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships. The following table provides information regarding our historical acquisitions.

                                                                                       Target's Annual
Acquisition Date        Acquired Business                                       Revenue Prior to Acquisition
--------------------    ---------------------------------------------------   --------------------------------
February 1995           Choctaw Express, Inc. and Choctaw Brokerage, Inc.                $ 8 million

March 1996              Allen Freight Services, Inc.                                     $16 million

January 1999            Decker Transport Co. Inc. and Van Houten Ltd.                    $48 million

     On January 18, 2002, we announced that we had entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. East Coast has represented to us that, during the year ended December 31, 2001, it had revenues of approximately $32 million. Consummation of the transaction is subject to satisfactory completion of a due diligence investigation, negotiation of a definitive agreement, and receipt of various regulatory approvals.

Industry

     According to the American Trucking Association, the U.S. market for truck-based transportation services approximates $600 billion in annual revenue. We believe that truckload services, such as those we provide, account for approximately 45% of that market, or $270 billion, and that the remaining 55% of the truck-based transportation market is made up of private fleet and small package transportation services. The truckload industry is highly fragmented, with the nine largest publicly traded truckload carriers, as measured by market capitalization, accounting for approximately $7.9 billion in revenue, or 2.9% of the truckload market. We also believe that the size of the private fleet services market provides us an opportunity to expand our dedicated services business.

     The truckload industry is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy coupled with equipment capacity levels can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels unclear. Availability, attraction, retention and compensation for drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, coupled with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations.

     The current operating environment is characterized by the following:

     . Freight rates have remained relatively stable despite the slowing economy, and the low level of truck orders may keep equipment capacity at a favorable position. According to ACT Research, it is estimated that Class 8 retail truck sales approximated 156,000 trucks in 2001, as compared to an average of approximately 246,000 trucks during the 1997 - 2000 period.

     . Trends in diesel fuel prices have shown significant declines relative to the price spikes experienced in 2000 and 2001. According to the U.S. Department of Energy, average fuel prices were $1.153 per gallon as of February 11, 2002, compared to $1.518 per gallon as of February 12, 2001.

     . Rising unemployment has benefited the trucking industry by making it easier to recruit new drivers.

     . Price increases by insurance companies and erosion of equipment values in the used truck market offset these positive industry trends.

     In response to the industry forces described above, many less profitable or undercapitalized carriers have been forced to consolidate or exit the industry. During the last two years, there have been a significant number of carrier failures and we believe this creates an opportunity for well-capitalized and efficiently operated companies, like P.A.M., to enhance market share through internal expansion and selective acquisitions.

Marketing and Major Customers

     Our marketing emphasis is directed to that segment of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a core carrier for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.

     Our marketing efforts are conducted by a sales staff of eight employees who are located in our major markets. These individuals are supervised from our headquarters, emphasizing profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.

     Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 52%, 55% and 59% of our total revenues in 1999, 2000 and 2001, respectively. General Motors Corporation accounted for approximately 30%, 33% and 40% of our revenues in 1999, 2000 and 2001, respectively.

     We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. Approximately 46%, 50% and 55% of our revenues were derived from transportation services provided to the automobile industry during 1999, 2000 and 2001, respectively. This portion of our business, however, is spread over 18 assembly plants and 50 supplier/vendors located throughout North America, which reduces the risk of a material loss of business.

Revenue Equipment

     At December 31, 2001, we operated a fleet of 1,660 tractors and 3,932 trailers. We operate late-model, well-maintained premium tractors to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our tractors within 500,000 miles, which normally occurs 30 to 48 months after purchase. As of December 31, 2001, all of our tractors had guaranteed residual buy-back or trade-in values. Maintaining a relatively new fleet allows us to operate the tractors while under warranty to minimize repair and maintenance costs. The following table provides information regarding our tractor and trailer turnover and the age of our fleet over the past three years:

                                                     1999      2000        2001
                                                     ----      ----        ----
Tractors
--------
    Purchased ....................................    748        304        505
    Disposed .....................................    407        359        258
    End of year total ............................  1,468      1,413      1,660
    Average age at end of year (in years) ........    1.6        1.7        1.8

Trailers
--------
    Purchased ....................................  1,191         51        228
    Disposed .....................................    129        138         55
    End of year total ............................  3,846      3,759      3,932
    Average age at end of year (in years) ........    4.0        4.7        5.3

          We historically have contracted with owner-operators to provide and operate a small portion of our tractor fleet. Owner-operators provide their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand.

Technology

          We have installed Qualcomm Omnitracs(TM) display units in all of our tractors. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer, saving telephone usage cost and increasing productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to lower our tractor-to-trailer ratio, we have also installed Qualcomm TrailerTracs(TM) tracking units in all of our trailers. The TrailerTracs system is a tethered trailer tracking product that enables us to more efficiently track the location of all trailers in our inventory as they connect to and disconnect from Qualcomm-equipped tractors.

          Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

Maintenance

          We have a strictly enforced comprehensive preventive maintenance program for our tractors and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both tractors and trailers. Although a significant portion of maintenance is performed at our primary maintenance facility in Tontitown, Arkansas, we have additional maintenance facilities in Jacksonville, Florida; Effingham, Illinois; Columbia, Mississippi; Springfield, Missouri; Riverdale, New Jersey; Warren and Willard, Ohio; Oklahoma City, Oklahoma; and El Paso, Irving and Laredo, Texas. These facilities enhance our preventive and routine maintenance operations and are strategically located on major transportation routes where a majority of our freight originates and terminates. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

          Our tractors carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the tractor manufacturer and manufacturers of major components, such as engine, transmission and differential, for up to four years or 500,000 miles. Trailers are also warranted by the manufacturer and major component manufacturers for up to five years.

Drivers

          At December 31, 2001, we utilized 2,012 company drivers in our operations. We also had 135 owner-operators under contract compensated on a per mile basis. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

          In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, and the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at our terminals in Tontitown, Arkansas; Jacksonville, Florida; Riverdale, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Irving, Texas. At December 31, 2001, we employed 56 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

          Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving.

          Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. However, due to the significant number of trucking company failures, drivers' wages have stabilized and availability has increased somewhat in recent months. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

Facilities

          We are headquartered and maintain our primary terminal, maintenance facilities and corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where support services, including warranty repair services, for most major tractor and trailer equipment manufacturers are readily available. We also maintain dispatch offices at our headquarters in Tontitown, Arkansas, as well as at our offices in Jacksonville, Florida; Breese, Illinois; Columbia, Mississippi; Warren and Willard, Ohio; Oklahoma City, Oklahoma; Riverdale, New Jersey; and Irving and Laredo, Texas. These regional dispatch offices facilitate communications with both our customers and drivers.

Employees

          At December 31, 2001, we employed 2,424 persons, of whom 2,012 were drivers, 127 were maintenance personnel, 126 were employed in operations, 31 were employed in marketing, 56 were employed in safety and personnel, and 72 were employed in general administration and accounting. None of our employees is represented by a collective bargaining unit and we believe that our employee relations are good.

                                   Management

         Our directors and executive officers and their positions, ages and years of service with P.A.M., at February 1, 2002, are set forth in the following table.

                                                                                            Years of Service
Name                                Age    Position                                            with P.A.M.
----                                ---    --------                                            -----------
Robert W. Weaver .................  52     President and Chief Executive Officer                 19
W. Clif Lawson ...................  48     Executive Vice President and Chief Operating          17
                                           Officer
Larry J. Goddard .................  43     Vice President - Finance, Chief Financial             14
                                           Officer, Secretary and Treasurer
Daniel C. Sullivan ...............  61     Director                                              15
Matthew T. Moroun ................  29     Director                                               9
Charles F. Wilkins ...............  63     Director                                               6
Frederick P. Calderone ...........  51     Director                                               3

                       PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth, as of February 15, 2002, information concerning shares of our common stock beneficially owned by:

       .   our directors;

       .   all of our executive officers and directors as a group; and

       . each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

       The table also sets forth information as to the shares of common stock to be sold in this offering by the selling stockholders. The percentage ownership after the offering is based upon the sale by us of 2,100,000 shares and the sale by the selling stockholders of 1,375,000 shares.

       Unless otherwise indicated, each person has sole voting and investment power with respect to shares shown as beneficially owned by such person. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by the person that are exercisable within 60 days. The percentage of our common stock beneficially owned by a person has been calculated assuming that the person has exercised all options the person holds which are exercisable within 60 days and that no other persons exercised any options.

                                               Shares Beneficially Owned                       Shares to be Beneficially
                                                 Prior to this Offering         Shares         Owned After this Offering
                                                 ----------------------                        -------------------------
Name                                             Number        Percentage     Being Sold        Number        Percentage
----                                             ------        ----------     ----------        ------        ----------
Matthew T. Moroun ..........................   5,641,713(1)      65.3%          1,200,000(2)    4,441,713           41.4%

Robert W. Weaver ...........................     340,428(3)       3.9%             50,000         290,428(3)         2.7%

W. Clif Lawson .............................      80,000            *              30,000          50,000               *

Larry J. Goddard ...........................      82,313          1.0%             20,000          62,313               *

Paula Weaver ...............................     188,022          2.2%             75,000         113,022            1.1%

FMR Corporation ............................     846,600(4)       9.8%                  -         846,600(4)         7.9%

Daniel C. Sullivan .........................      20,000(5)         *                   -          20,000(5)            *

Charles F. Wilkins .........................       9,000(5)         *                   -           9,000(5)            *

Frederick P. Calderone .....................       6,000(6)         *                   -           6,000(6)            *

Directors and executive officers
    as a group (7 persons) .................   6,179,454(7)      71.2%          1,300,000       4,879,454(7)        45.2%

-----------------------------
*        Less than 1%.
/(1)/ Represents 32,000 shares owned directly, 7,000 shares subject to presently exercisable stock options, 3,092,000 shares held in a trust of which Mr. Moroun is a co-trustee and a beneficiary (the "Moroun Trust"), and 2,510,713 shares held by a limited partnership, the general partner of which is controlled by Mr. Moroun. Norman E. Harned is co-trustee with Matthew T. Moroun of the Moroun Trust and may therefore be deemed to beneficially own the shares held by the Moroun Trust. The business address of each of Messrs. Moroun and Harned is 12225 Stephens Road, Warren, Michigan 48091.
/(2)/    Shares to be sold by the Moroun Trust.
/(3)/    Includes 30,000 shares subject to presently exercisable stock options.
/(4)/ Based upon a Schedule 13G dated February 14, 2002 filed by FMR Corp. which indicates that it has the sole power to dispose of the shares. The Schedule 13G indicates that shares are held by the Fidelity Low Price Stock Fund, a registered investment company, for which FMR acts as investment adviser. We make no representation as to the accuracy or completeness of the information reported. FMR's address is 82 Devonshire Street, Boston, Massachusetts 02109.
/(5)/    Includes 7,000 shares subject to presently exercisable stock options.
/(6)/    Represents shares subject to presently exercisable stock options.
/(7)/    Includes 57,000 shares subject to presently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK

       The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation and Bylaws. Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At February 7, 2002, there were 8,626,957 shares of our common stock and no shares of our preferred stock issued and outstanding.

Common Stock

       The holders of our common stock, subject to such rights as may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the Board of Directors and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

       Preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors in the resolution authorizing their issuance. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of shares of common stock; for example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the common stock, and that could result in a dilution of the voting rights, net income per share and net book value of the common stock. We have no agreements or understandings for the issuance of any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

       We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

       . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

       . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

       . on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

       Section 203 defines "business combination" to include:

       . any merger or consolidation involving the corporation and the interested stockholder;

       . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

       . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

       . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

       In general, Section 203 defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and or person affiliated with or controlling or controlled by that person.

       Our Certificate of Incorporation also contains anti-takeover provisions. Under Article XII of our Certificate of Incorporation, the affirmative vote or consent of the holders of 75% of the shares of stock entitled to elect directors is required to authorize, adopt or approve a "business combination" (defined similarly to the definition under Delaware law, as described above), with any interested person (defined generally as any person owning 5% or more of the outstanding shares of any class of our stock) unless:

       . our board of directors approved a memorandum of understanding with such interested person with respect to such transaction prior to the time that the interested person became a beneficial owner of 5% or more of the shares of any class of stock entitled to vote in elections of directors; or

       . such business combination is otherwise approved by our board of directors, provided that a majority of the members of our board of directors voting for approval of the transaction were duly elected and acting members of the board of directors prior to the time that such interested person became a beneficial owner of 5% or more of the shares of any class of stock entitled to vote in elections of directors.

       In addition, under Article XIII of our Certificate of Incorporation, the approval of a business combination also generally requires the affirmative vote or consent of a majority of the shares entitled to be voted and not held by the interested person.

Limitation of Liability and Indemnification Agreements

       Our Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Delaware law, liability of a director may not be limited:

       . for any breach of the director's duty of loyalty to us or our stockholders;

       . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

       . in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

       . for any transaction from which the director derives an improper personal benefit.


       The effect of the provisions of our Certificate of Incorporation is to eliminate the rights of P.A.M. and its stockholders (through stockholders' derivative suits on behalf of P.A.M.) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate the rights of P.A.M. or any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our Certificate of Incorporation and Bylaws provide that P.A.M. shall indemnify its directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of P.A.M. to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of P.A.M.

Transfer Agent and Registrar

       The Transfer agent and Registrar for our common stock is Securities Transfer Corporation.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 10,726,957 shares of our common stock assuming no exercise of the underwriters' over-allotment option or any other options or warrants. Of these shares, 4,822,454 will be "restricted securities" held by our directors and executive officers, and the rest (including the 2,100,000 shares issued and sold in this offering) will be freely transferable without restriction or further registration under the Securities Act of 1933. In addition, upon completion of this offering, we will also have 88,000 shares of common stock available for issuance upon exercise of outstanding options, not including the 521,250 shares of common stock subject to the underwriters' over-allotment option.

     The "restricted securities" as defined in Rule 144 under the Securities Act, in the absence of an effective registration statement, may only be sold pursuant to an exemption from registration, including Rule 144 or Regulation S. In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a stockholder who has beneficially owned restricted securities for at least one year from the later of the date such securities were acquired from either us or one of our affiliates, as applicable, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding common shares (approximately 107,000 shares after the offering) or the average weekly trading volume of the shares during the four calendar weeks proceeding the date on which notice of such sale was filed under Rule 144, provided that certain procedural and information requirements are also met. In addition, if a period of at least two years has elapsed between the later of the date that the restricted securities were acquired from us or one of our affiliates, a stockholder who is not an affiliate of us and has not been an affiliate of us for at least three months prior to the sale of the securities is entitled to sell the securities immediately without compliance with the foregoing requirements under Rule 144.

     We have filed a registration statement on Form S-8 with respect to our 1995 Stock Option Plan. Shares issued upon the exercise of stock options contemplated by the Form S-8 are eligible for resale in the public market without restriction, except that sales by our affiliates will be subject to the Rule 144 limitations described above.

     No prediction can be made as to the effect, if any, that market sales of our common stock, or the availability of the shares for sale, will have on the market price of the shares prevailing from time to time. Nevertheless, sales of a significant number of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the shares and impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated _________, 2002, the underwriters named below, through their representatives, Stephens Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc. and A.G. Edwards & Sons, Inc., have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite their names below:


                                                             Number of
Underwriters                                                  Shares
------------                                                 ---------

Stephens Inc. ..........................................
BB&T Capital Markets, a division of Scott
& Stringfellow, Inc .....................................
A.G. Edwards & Sons, Inc. ..............................
                                                            ------------
     Total .............................................     3,475,000
                                                            ============

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase an additional 521,250 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

     The following table summarizes the underwriting discounts to be paid by us and the selling stockholders to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                          Aggregate   Aggregate
                                                                           Without      With
                                                               Per Share   Option      Option
                                                               ---------  ---------   ---------
Underwriting discounts payable by us ...................       $          $           $
Underwriting discounts payable by the
     selling stockholders .............................        $          $           $
Expenses payable by us .................................       $          $           $

     We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $____ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $____ per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

     We, along with our directors, officers and the selling stockholders have agreed under lock-up agreements not to, directly or indirectly, offer, sell or dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock without the prior written consent of Stephens Inc. for a period of 90 days from the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

     . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

                                  LEGAL MATTERS

     The legality of the shares of common stock offered by this prospectus will be passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Legal matters will be passed upon for the underwriters by Wright, Lindsey & Jennings LLP, Little Rock, Arkansas.

                                     EXPERTS

     The financial statements included in this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. The file number under the Securities Exchange Act of 1934 for our Commission filings is No. 0-15057. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission's public reference room located at:

                             450 Fifth Street, N.W.
                                    Room 1024
                             Washington, D.C. 20549

     Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public on the Commission's web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (except, with respect to Current Reports on Form 8-K, any information furnished solely under Item 9) until we have sold all of the common stock to which this prospectus relates or the offering is otherwise terminated.

     1.       Our Annual Report on Form 10-K for the year ended December 31,
2000.

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

     3.       Our Current Report on Form 8-K filed October 23, 2001.

     4. The description of our common stock included in our Registration Statement on Form 8-A (filed with the Commission on October 7, 1986).

     You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (479) 361-9111 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Corporate Secretary, P.A.M. Transportation Services, Inc., Highway 412 West, Tontitown, Arkansas 72770.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Financial Statements                                                                                    Page
----------------------------                                                                                    ----
Condensed Consolidated Balance Sheets as of September 30, 2001 (Unaudited) and December 31, 2000 ...........     F-2
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September
       30, 2001 and 2000 (Unaudited) .......................................................................     F-3
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2001
       and 2000 (Unaudited) ................................................................................     F-4
Notes to Condensed Consolidated Financial Statements (Unaudited) ...........................................     F-5

Audited Financial Statements
----------------------------

Report of Arthur Andersen, LLP, Independent Public Accountants .............................................     F-7
Consolidated Balance Sheets as of December 31, 2000 and 1999 ...............................................     F-8
Consolidated Statements of Income for the Years Ended December 31, 2000, 1999 and 1998 .....................    F-10
Consolidated Statements of Shareholders' Equity for the Years Ended
       December 31, 2000, 1999, 1998 and 1997 ..............................................................    F-11
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998 .................    F-12
Notes to Consolidated Financial Statements .................................................................    F-13

                      P.A.M. TRANSPORTATION SERVICES, INC.
                                AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                (in thousands)

                                                  September 30,   December 31,
                                                      2001           2000
                                                      ----           ----
                                                  (unaudited)       (note)

ASSETS
Current assets:
     Cash and cash equivalents                     $   1,354      $     485
     Receivables:
          Trade, net of allowance                     28,032         23,291
          Other                                          572            640
     Operating supplies and inventories                  245             71
     Deferred income taxes                               581            401
     Prepaid expenses and deposits                     4,417          3,426
     Income taxes refundable                             173            628
                                                   ---------      ---------
          Total current assets                        35,374         28,942

Property and equipment, at cost                      208,115        184,636
     Less:  accumulated depreciation                 (66,954)       (59,308)
                                                   ---------      ---------
          Net property and equipment                 141,161        125,328
Other assets:
     Excess of cost over net assets acquired           8,203          8,506
     Non compete agreement                                31            131
     Other                                             1,748          1,611
                                                   ---------      ---------
          Total other assets                           9,982         10,248
                                                   ---------      ---------
Total assets                                       $ 186,517      $ 164,518
                                                   =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current maturities of long-term debt          $  15,550      $  17,753
     Trade accounts payable                           12,662         10,610
     Other current liabilities                         9,430          8,074
                                                   ---------      ---------
          Total current liabilities                   37,642         36,437

Long-term debt, less current portion                  51,497         42,073
Deferred income taxes                                 27,429         23,798
Shareholders' equity:
Common stock                                              86             85
Additional paid-in capital                            20,421         19,638
Accumulated other comprehensive income (loss)           (571)             -
Retained earnings                                     50,013         42,487
                                                   ---------      ---------
Total shareholders' equity                            69,949         62,210
                                                   ---------      ---------
Total liabilities and shareholders' equity         $ 186,517      $ 164,518
                                                   =========      =========

Note: The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See notes to condensed consolidated financial statements.

                      P.A.M. TRANSPORTATION SERVICES, INC.
                                AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)
                      (in thousands, except per share data)

                                       Three Months Ended             Nine Months Ended
                                          September 30,                  September 30,
                                      2001           2000            2001            2000
                                      ----           ----            ----            ----
Operating revenues               $   53,662     $   47,100     $  169,530      $  154,282

Operating expenses:
  Salaries, wages and benefits       24,097         21,137         74,960          68,187
  Operating supplies                 10,990          9,228         33,317          28,327
  Rent/purchased transport            2,015          2,498          8,434           9,429
  Depreciation and amortization       5,139          4,629         14,989          14,253
  Operating taxes and licenses        2,940          2,453          8,878           8,324
  Insurance and claims                2,407          2,032          7,489           6,610
  Communications and utilities          567            500          1,662           1,685
  Other                                 892            874          3,634           2,851
  (Gain) loss on sale of
    equipment                           145            398            191             302
                                 ----------     ----------     ----------      ----------
                                     49,192         43,749        153,554         139,968
                                 ----------     ----------     ----------      ----------
Operating income                      4,470          3,351         15,976          14,314
Other income (expense)
  Interest expense                   (1,148)        (1,184)        (3,455)         (3,906)
                                 ----------     ----------     ----------      ----------
                                     (1,148)        (1,184)        (3,455)         (3,906)

Income before income taxes            3,322          2,167         12,521          10,408

Income taxes --current                   35            618            895             923
             --deferred               1,285            205          4,100           3,193
                                 ----------     ----------     ----------      ----------
                                      1,320            823          4,995           4,116

Net income                       $    2,002     $    1,344     $    7,526      $    6,292
                                 ==========     ==========     ==========      ==========
Net income per common share:

  Basic                          $     0.23     $     0.16     $     0.88      $     0.74
                                 ==========     ==========     ==========      ==========
  Diluted                        $     0.23     $     0.16     $     0.88      $     0.74
                                 ==========     ==========     ==========      ==========

Average common shares

     outstanding-Basic            8,525,334      8,465,309      8,524,546       8,449,861
                                 ==========     ==========     ==========      ==========
Average common shares

     outstanding-Diluted          8,537,286      8,525,269      8,559,263       8,518,227
                                 ==========     ==========     ==========      ==========

            See notes to condensed consolidated financial statements.

                      P.A.M. TRANSPORTATION SERVICES, INC.
                                AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)
                                 (in thousands)

                                                                   Nine Months Ended
                                                                     September 30,
                                                                  2001          2000
                                                                  ----          ----
OPERATING ACTIVITIES
Net income                                                   $   7,526     $   6,292
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                              14,989        14,253
     Non compete agreement amortization                             99            98
     Provision for deferred income taxes                         4,100         3,193
     Loss /(gain) on retirement of property and equipment          191           302
     Changes in operating assets and liabilities:
          Accounts receivable                                   (4,804)       (1,392)
          Prepaid expenses and other current assets               (847)       (1,467)
          Accounts payable                                         830         3,697
          Accrued expenses                                       1,356         1,422
                                                             ---------     ---------
Net cash provided by operating activities                       23,440        26,398

INVESTING ACTIVITIES
Purchases of property and equipment                            (39,940)      (24,354)
Proceeds from sales of assets                                    9,230        11,467
Lease payments received on direct financing leases                 133           192
                                                             ---------     ---------
Net cash used in investing activities                          (30,577)      (12,695)

FINANCING ACTIVITIES
Borrowings under lines of credit                               211,506       141,199
Repayments under lines of credit                              (194,417)     (139,999)
Borrowings of long-term debt                                     7,112         4,204
Repayments of long-term debt                                   (16,979)      (22,538)
Proceeds from exercise of stock options                            784           186
                                                             ---------     ---------
Net cash provided by (used in) financing activities              8,006       (16,948)
                                                             ---------     ---------
Net increase (decrease) in cash and cash equivalents               869        (3,245)

Cash and cash equivalents at beginning of period             $     485     $   3,557
                                                             ---------     ---------
Cash and cash equivalents at end of period                   $   1,354     $     312
                                                             =========     =========

            See notes to condensed consolidated financial statements.

                      P.A.M. TRANSPORTATION SERVICES, INC.
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 2001

NOTE A:  BASIS  OF  PRESENTATION
---------------------------------
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. For further information, refer to the consolidated financial statements and the footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2000.

NOTE B:  NOTES  PAYABLE  AND  LONG-TERM  DEBT
----------------------------------------------
In the first nine months of 2001, the Company's subsidiary, P.A.M. Transport, Inc., entered into installment obligations for the purchase of revenue equipment in the amount of approximately $4.5 million. These obligations are payable in 48 monthly installments at an interest rate of 7.43%.

NOTE C:  DERIVATIVE FINANCIAL INSTRUMENTS
------------------------------------------
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the Financial Accounting Standards Board in 1998. Statement No. 133, as amended, establishes accounting and reporting standards requiring the recording of each derivative instrument in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative instrument's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. For hedges which meet the criteria, the derivative instrument's gains and losses, to the extent effective, may be recognized in accumulated other comprehensive income (loss) rather than current earnings.

The Company had no transition adjustment as a result of adopting SFAS 133 on January 1, 2001 as the Company's only derivative instruments were entered into after January 1, 2001. Effective February 28, 2001 the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap is 5.08%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on March 2, 2006. Effective May 31, 2001 the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap is 4.83%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on June 2, 2006.

The Company designates both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. Changes in future cash flows from the interest rate swaps will offset changes in interest rate payments on the first $20,000,000 of the Company's current revolving credit facility or future "1-month" LIBOR based borrowings that reset on the second London Business Day prior to the start of the next interest period. The hedge locks the interest rate at 5.08% or 4.83% plus the pricing spread (currently 1.15%) for the notional amounts of $15,000,000 and $5,000,000, respectively.

These interest rate swap agreements meet the specific hedge accounting criteria. The effective portion of the cumulative gain or loss has been reported as a component of accumulated other comprehensive loss in shareholders' equity and will be reclassified into current earnings by June 2, 2006, the latest termination date for all current swap agreements. The Company records all derivatives at fair value as assets or liabilities in the condensed consolidated balance sheet, with classification as current or long-term depending on the duration of the instrument. At September 30, 2001, the net deferred hedging loss in accumulated other comprehensive loss was approximately $571,000.

The measurement of hedge effectiveness is based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. This method is based upon the premise that only the floating-rate component of the swap provides the cash flow hedge, and any changes in the swap's fair value attributable to the fixed-rate leg is not relevant to the variability of the hedged interest payments on the floating-rate liability. The calculation of ineffectiveness involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the floating-rate liability.

                    Report of Independent Public Accountants


To the Board of Directors and Shareholders of P.A.M. Transportation Services, Inc.:


We have audited the accompanying consolidated balance sheets of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Fayetteville, Arkansas
  February 9, 2001

                      P.A.M. Transportation Services, Inc.

                           Consolidated Balance Sheets
                    (thousands, except shares and par value)

                                                                  December 31,
                                                               2000          1999
                                                           -------------------------
Assets
Current assets:
   Cash and cash equivalents                                $     485     $    3,557
   Accounts receivable:
     Trade                                                     23,291         22,890
     Other                                                        640          1,032
   Operating supplies and inventories                              71             60
   Prepaid expenses and deposits                                3,426          4,408
   Deferred income taxes                                          401            378
   Income taxes refundable                                        628            113
                                                           --------------------------
Total current assets                                           28,942         32,438

Property and equipment:
   Land                                                         1,337          1,224
   Structures and improvements                                  3,158          3,021
   Revenue equipment                                          173,512        167,012
   Service vehicles                                               583            667
   Office furniture and equipment                               6,046          5,578
                                                           --------------------------
                                                              184,636        177,502
   Accumulated depreciation                                   (59,308)       (51,382)
                                                           --------------------------
                                                              125,328        126,120
Other assets:
   Excess of cost over net assets acquired, net of
     accumulated amortization (2000--$1,378; 1999--$973)        8,506          8,911
   Non-competition agreements, net of accumulated
     amortization (2000--$261; 1999--$131)                        131            261
   Other                                                        1,611          1,231
                                                           --------------------------
                                                               10,248         10,403
                                                           --------------------------
Total assets                                                $ 164,518     $  168,961
                                                           ==========================

                                                                                  December 31,
                                                                            2000                1999
                                                                     ---------------------------------------
Liabilities and Shareholders' equity
Current liabilities:
   Trade accounts payable                                               $    10,610         $    11,210
   Accrued expenses                                                           8,074               7,674
   Current portion of long-term debt                                         17,753              22,271
                                                                     ---------------------------------------
Total current liabilities                                                    36,437              41,155


Long-term debt, less current portion                                         42,073              55,617


Deferred income taxes                                                        23,798              18,693


Non-competition agreements                                                        -                 131


Shareholders' equity:
   Common stock, $.01 par value:
     Authorized shares--20,000,000
     Issued and outstanding shares: 2000--8,469,657;
       1999--8,439,957
                                                                                 85                  84
   Additional paid-in capital                                                19,638              19,452
   Retained earnings                                                         42,487              33,829
                                                                     ---------------------------------------
Total shareholders' equity                                                   62,210              53,365
                                                                     ---------------------------------------
Total liabilities and shareholders' equity                              $   164,518         $   168,961
                                                                     =======================================

See accompanying notes.

                      P.A.M. Transportation Services, Inc.

                        Consolidated Statements of Income
                       (thousands, except per share data)

                                                                         Year ended December 31,
                                                                    2000           1999           1998
                                                               ---------------------------------------------
Operating revenues                                               $   205,245    $   207,381    $    143,164
Operating expenses and costs:
   Salaries, wages and benefits                                       90,680         90,248          65,169
   Operating supplies and expenses                                    37,728         35,246          26,511
   Rents and purchased transportation                                 12,542         13,309           1,082
   Depreciation and amortization                                      18,806         18,392          14,003
   Operating taxes and licenses                                       11,140         11,334           8,388
   Insurance and claims                                                8,674          7,945           6,069
   Communications and utilities                                        2,234          2,365           1,583
   Other                                                               3,756          4,388           3,131
   (Gain) loss on sale or disposal of equipment                          285           (301)            168
                                                               ---------------------------------------------
                                                                     185,845        182,926         126,104
                                                               ---------------------------------------------
Operating income                                                      19,400         24,455          17,060

Interest expense                                                      (5,048)        (5,650)         (3,829)
                                                               ---------------------------------------------
Income before income taxes                                            14,352         18,805          13,231
Federal and state income taxes:
   Current                                                             1,056          2,107           1,323
   Deferred                                                            4,638          5,429           3,835
                                                               ---------------------------------------------
                                                                       5,694          7,536           5,158
                                                               ---------------------------------------------
Net income                                                       $     8,658    $    11,269     $     8,073
                                                               =============================================

Earnings per common share:
   Basic                                                               $1.02          $1.34            $.97
                                                               =============================================
   Diluted                                                             $1.02          $1.33            $.96
                                                               =============================================
Average common shares outstanding:

   Basic                                                               8,455          8,393           8,306
                                                               =============================================
   Diluted                                                             8,518          8,488           8,444
                                                               =============================================

See accompanying notes.

                      P.A.M. Transportation Services, Inc.

                 Consolidated Statements of Shareholders' Equity

                                   (thousands)

-----------------------------------------------------------------------------------------------------------------------

                                                                 Additional
                                               Common              Paid-In          Retained
                                                Stock              Capital          Earnings              Total
-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                   $ 83             $   18,592        $   14,487          $   33,162
   Net income                                      -                      -             8,073               8,073
   Exercise of stock options--shares
     issued                                        -                    175                 -                 175
   Tax benefits of stock options                   -                     47                 -                  47
-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998                     83                 18,814            22,560              41,457
   Net income                                      -                      -            11,269              11,269
   Exercise of stock options--shares
     issued                                        1                    488                 -                 489
   Tax benefits of stock options                   -                    150                 -                 150
-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999                     84                 19,452            33,829              53,365
   Net income                                      -                      -             8,658               8,658
   Exercise of stock options-- shares
     issued                                        1                    186                 -                 187
-----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                   $ 85             $   19,638       $    42,487          $   62,210
=======================================================================================================================

See accompanying notes.

                      P.A.M. Transportation Services, Inc.

                      Consolidated Statements of Cash Flows

                                   (thousands)

                                                                                   Year ended December 31,
                                                                           2000            1999            1998
                                                                      -----------------------------------------------
Operating activities
Net income                                                              $     8,658     $    11,269      $    8,073
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and amortization                                           18,806          18,392          14,003
     Non-competition agreement amortization                                     131             427             440
     Provision for deferred income taxes                                      4,638           5,429           3,835
     (Gain) loss on sale or disposal of equipment                               285            (301)            168
     Changes in operating assets and liabilities, net of
       acquisition:
       Accounts receivable                                                     (242)          2,322          (2,261)
       Prepaid expenses and other assets                                        592             563            (724)
       Income taxes refundable                                                 (516)            (75)            377
       Trade accounts payable                                                  (295)            920            (739)
       Accrued expenses                                                         400             609             343
                                                                      -----------------------------------------------
Net cash provided by operating activities                                    32,457          39,555          23,515
                                                                      -----------------------------------------------
Investing activities
Purchases of property and equipment                                         (30,732)        (51,480)        (46,119)
Proceeds from sale or disposal of equipment                                  12,842          12,668           7,846
Lease payments received on direct financing lease                               231             670               -
Acquisition of business, net of cash acquired                                     -          (9,642)              -
                                                                      -----------------------------------------------
Net cash used in investing activities                                       (17,659)        (47,784)        (38,273)
                                                                      -----------------------------------------------
Financing activities
Borrowings under line of credit                                             196,472         199,508         173,227
Repayments under line of credit                                            (191,295)       (195,559)       (178,449)
Borrowings of long-term debt                                                  4,384          24,179          43,785
Repayments of long-term debt                                                (27,158)        (22,589)        (24,017)
Other                                                                          (273)            284            (226)
                                                                      -----------------------------------------------
Net cash provided by (used in) financing activities                         (17,870)          5,823          14,320
                                                                      -----------------------------------------------
Net decrease in cash and cash equivalents                                    (3,072)         (2,406)           (438)
Cash and cash equivalents at beginning of year                                3,557           5,963           6,401
                                                                      -----------------------------------------------
Cash and cash equivalents at end of year                                $       485     $     3,557      $    5,963
                                                                      ===============================================

See accompanying notes.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000



1.  ACCOUNTING POLICIES

Description of Business and Consolidation

P.A.M. Transportation Services, Inc. (the Company), through its subsidiaries, operates as a truckload motor carrier.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., T.T.X., Inc., and Decker Transport Co., Inc. All significant intercompany accounts and transactions have been eliminated.

Majority ownership of the Company is held by an affiliate of another transportation company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Tire Purchases

Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in other current assets and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

Excess of Cost Over Net Assets Acquired

The excess of cost over net assets acquired, or goodwill, is being amortized on a straight-line basis over 25 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. No reduction of goodwill was required in 2000, 1999, or 1998.

Claims Liabilities

With respect to cargo loss, physical damage and auto liability, the Company maintains adequate insurance coverage to protect it from certain business risks. These policies are with various carriers and have deductibles ranging from $0 to $2,500 per occurrence.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000



1.  ACCOUNTING POLICIES (continued)

During 1998, the Company changed from being self-insured for workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida with excess coverage maintained for claims exceeding $250,000, to being fully-insured for workers' compensation coverage in those states. The Company continues to be self-insured for workers' compensation coverage in Ohio with excess coverage maintained for claims exceeding $350,000. The Company has reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation reserves. Letters of credit in the amounts of $100,000, $200,000, $250,000, and $100,000 are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, respectively, and letters of credit aggregating $704,500 are held by a bank for auto liability claims.

Revenue Recognition Policy

The Company recognizes revenue based upon relative transit time in each reporting period with expenses recognized as incurred.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred.

Property and Equipment

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset lives by major class of depreciable assets:

       Asset Class                        Estimated Asset Life
       -----------                        --------------------

       Revenue Equipment                        3-7 years
       Service Vehicles                         3-5 years
       Office Furniture & Equipment             3-7 years
       Structures & Improvements               5-30 years

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


1.  ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for expected future consequences of events that have been included in a company's financial statements or tax return. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

Business Segment and Concentrations of Credit Risk

The Company operates in one business segment, motor carrier operations. The Company provides transportation services to customers throughout the United States and portions of Canada and Mexico. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

In 2000, 1999 and 1998, one customer accounted for 33%, 30% and 35% of revenues, respectively. A second customer accounted for 10%, 9% and 12% of revenues in 2000, 1999 and 1998, respectively. The Company's largest customer is an automobile manufacturer. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is greater than the concentration in a single customer. Of the Company's revenues for 2000, 1999 and 1998, 50%, 46% and 53%, respectively, were derived from transportation services provided to the automobile manufacturing industry.

Compensation to Employees

Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


1.  ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS No. 133), which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133 (SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). The Company adopted SFAS No. 133 on January 1, 2001, however, as of December 31, 2000, the Company had no outstanding derivative instruments or embedded derivatives that were subject to the requirements of SFAS No. 133.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


2. ACCRUED EXPENSES


                                                           December 31,
                                                        2000          1999
                                                       --------------------
                                                            (thousands)

   Payroll                                             $1,266        $1,019
   Accrued vacation                                       784           793
   Taxes                                                1,654         1,645
   Interest                                               195           256
   Driver escrows                                         818           925
   Insurance                                            1,652         1,330
   Current portion of non-competition agreements          131           131
   Self-insurance claims reserves                       1,574         1,575
                                                       --------------------
                                                       $8,074        $7,674
                                                       ====================

3. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                    December 31,
                                                                              2000               1999
                                                                           ----------------------------
                                                                                     (thousands)
Equipment financings (1)                                                   $   47,496         $   69,728
Line of credit with a bank, due May 31, 2002 and
   collateralized by accounts receivable (2)                                    4,127              3,949
Line of credit with a bank, due November 30, 2002 and
   collateralized by revenue equipment (3)                                      5,000                  -
Note payable (4)                                                                2,602              3,348
Other (5)                                                                         601                863
                                                                           -----------------------------
                                                                               59,826             77,888
Less current maturities                                                        17,753             22,271
                                                                           -----------------------------
                                                                           $   42,073         $   55,617
                                                                           =============================


(1) Equipment financings consist of installment obligations for revenue and service equipment purchases, payable in various monthly installments through 2004, at a weighted average interest rate of 6.75% and collateralized by equipment with a net book value of approximately $54.9 million at December 31, 2000.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


3. LONG-TERM DEBT (continued)

(2) The line of credit agreement with a bank provides for maximum borrowings of $15.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.40%. The Company was in compliance with all provisions of the agreement at December 31, 2000.

(3) The line of credit agreement with a bank provides for maximum borrowings of $15.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.15%. The Company was in compliance with all provisions of the agreement at December 31, 2000.

(4) 6.0% note to the former owner of Decker Transport Company, Inc., payable in monthly installments of $77,216 through January 2004 and secured by a letter of credit from a bank in the amount of $1,300,000.

(5) Various notes with interest rates ranging from 6.0% to 8.0% payable in monthly installments through December 2005.

Scheduled annual maturities on long-term debt outstanding at December 31, 2000 are:

                                                              (thousands)
              2001                                            $   17,753
              2002                                                27,744
              2003                                                10,724
              2004                                                 3,562
              2005                                                    43
                                                              ----------
                                                              $   59,826
                                                              ==========


Interest payments of approximately $5.1 million, $5.5 million, and $3.8 million were made during 2000, 1999 and 1998, respectively.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


4. INCOME TAXES

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                December 31,
                                             2000       1999
                                           -------------------
Deferred tax liabilities:                       (thousands)
   Property and equipment                  $29,301     $25,107
   Prepaid expenses                          1,722       1,558
                                           -------------------
  Total deferred tax liabilities            31,023      26,665

  Deferred tax assets:
   Alternative minimum tax credit            4,785       4,659
   Investment credit carryovers                355       1,096
   Allowance for doubtful accounts             249         249
   Vacation reserves                           297         278
   Self-insurance reserves                   1,225       1,105
   Non-competition agreement                   515         691
   Other                                       200         272
                                           -------------------
  Total deferred tax assets                  7,626       8,350
                                           -------------------
  Net deferred tax liabilities             $23,397     $18,315
                                           ===================


The reconciliation between the effective income tax rate and the statutory Federal income tax rate is presented in the following table:

                                                         Year ended December 31,
                                                       2000     1999         1998
                                                   -------------------------------
                                                              (thousands)
Income tax at the statutory Federal rate of 34%    $   4,879  $    6,394  $ 4,499
Nondeductible expenses                                   311         330       60
State income taxes                                      (195)        (82)     (85)
Other                                                   (336)       (255)    (329)
                                                   ------------------------------
Federal income taxes                                   4,659       6,387    4,145
State income taxes                                     1,035       1,149    1,013
                                                   ------------------------------
Total income taxes                                 $   5,694  $    7,536  $ 5,158
                                                   ==============================
Effective tax rate                                      39.7%       40.1%    39.0%
                                                   ==============================

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


4. INCOME TAXES (continued)

The current income tax provision consists of the following:



                                  2000            1999             1998
                                 -----------------------------------------
                                               (thousands)

Federal                          $   656         $   1,866       $   1,073
State                                400               241             250
                                 -----------------------------------------
                                 $ 1,056         $   2,107       $   1,323
                                 =========================================


As of December 31, 2000, the Company has investment tax credit carryovers of approximately $355,000, which begin expiring in 2001. The current taxes provided in 2000, 1999 and 1998 result from alternative minimum taxable income. The Company has alternative minimum tax credits of approximately $4.8 million at December 31, 2000, which carryover indefinitely.

Income taxes paid totaled approximately $1,100,000, $2,200,000 and $1,200,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

5. SHAREHOLDERS' EQUITY

The Company maintains an incentive stock option plan and a nonqualified stock option plan for the issuance of options to directors, officers, key employees and others. During 1998, the incentive stock option plan was amended to include an additional 400,000 shares available for future granting. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $5.75 to $10.63 as of December 31, 2000. At December 31, 2000, approximately 630,000 shares were available for granting future options.

Outstanding incentive stock options at December 31, 2000, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2000 must be exercised within five to six years and certain nonqualified options may not be exercised within one year of the date of grant.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000


5. SHAREHOLDERS' EQUITY (continued)

Transactions in stock options under these plans are summarized as follows:

                                             Shares
                                             Under
                                             Option       Price Range
                                            -------------------------

Outstanding at December 31, 1997             342,850   $2.38-$ 7.38
   Granted                                    33,000   $9.25-$10.63
   Exercised                                 (49,800)  $2.38-$ 5.75
                                            -----------------------
Outstanding at December 31, 1998             326,050   $2.38-$10.63
   Granted                                    55,000   $8.63-$10.25
   Exercised                                (115,000)  $2.38-$ 6.00
   Canceled                                   (1,050)  $       2.38
                                            -----------------------
Outstanding at December 31, 1999             265,000   $5.75-$10.63
   Granted                                    10,000   $       9.13
   Exercised                                 (29,700)  $5.75-$ 6.75
   Canceled                                   (5,000)  $7.38-$ 9.13
                                            -----------------------
Outstanding at December 31, 2000             240,300   $5.75-$10.63
                                            =======================

Options exercisable at December 31, 2000     201,300
                                            ========


The following is a summary of stock options outstanding as of December 31, 2000:

                                       Weighted
                           Option       Average
             Options      Exercise     Remaining    Options
           Outstanding     Price         Years      Exercisable
           ----------------------------------------------------
              130,000     $   5.75            .5        130,000
                3,000     $   7.38           1.2          3,000
                5,000     $   6.50           1.4          5,000
                6,300     $   5.75           1.5          6,300
                2,000     $   6.00           2.2          2,000
                3,000     $  10.63           3.2          3,000
               30,000     $   9.25           3.6         18,000
                8,000     $   8.63           4.2          8,000
               45,000     $  10.25           4.6         18,000
                8,000     $   9.13           5.2          8,000
           -----------                              -----------
              240,300                                   201,300
           ===========                              ===========

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000

5. SHAREHOLDERS' EQUITY (continued)

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            2000               1999
                                           -------------------------
Net income:                                       (thousands)
    As reported                            $8,658          $  11,269
    Pro forma                              $8,542          $  11,076

Earnings per share as reported:
    Basic                                  $ 1.02          $    1.34
    Diluted                                $ 1.02          $    1.33
Pro forma earnings per share:

    Basic                                  $ 1.01          $    1.32
    Diluted                                $ 1.00          $    1.31


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 31.63% to 76.64%; risk-free interest rate of 5.25% to 7.02%; and expected lives of five years.

6. EARNINGS PER SHARE

The Company applies Financial Accounting Standards Board Statement No. 128, Earnings Per Share, for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000

6. EARNINGS PER SHARE (continued)

                                                           2000          1999         1998
                                                     ------------------------------------------
                                                        (thousands, except per share data)

   Actual net income (A)                                 $8,658        $11,269       $ 8,073
                                                     ============== ============== ============

   Assumed exercise of options                              209            262           317
   Application of assumed proceeds ($1,375,
     $1,621 and $1,606, respectively)
      toward repurchase of stock at an average
      market price of $9.430, $9.719 and
     $8.958 per share, respectively.                       (146)          (167)         (179)
                                                     -------------- -------------- ------------
   Net additional shares issuable                            63             95           138
                                                     ============== ============== ============
   Adjustment of shares outstanding:
     Weighted average common shares outstanding           8,455          8,393         8,306
     Net additional shares issuable                          63             95           138
                                                     -------------- -------------- ------------
      Adjusted shares outstanding (B)                     8,518          8,488         8,444
                                                     ============== ============== ============

   Diluted earnings per common share
   (A) divided by (B)                                    $ 1.02        $  1.33       $   .96
                                                     ============== ============== ============

7. PROFIT SHARING PLAN

P.A.M. Transport, Inc. sponsors a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation. Total contributions to the plan totaled approximately $255,000, $200,000 and $133,000 in 2000, 1999 and 1998,
respectively.

8. LITIGATION

The Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000

9. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The tables below present quarterly financial information for 2000 and 1999:

                                                                         2000
                                                                  Three Months Ended
                                               March 31        June 30     September 30     December 31
                                           -----------------------------------------------------------------
                                                          (thousands, except per share data)
Operating revenues                            $ 54,147        $ 53,034        $ 47,100        $ 50,964
Operating expenses                              49,253          46,965          43,749          45,878
                                           ---------------------------------------------------------------
Operating income                                 4,894           6,069           3,351           5,086
Other expenses - net                             1,354           1,368           1,184           1,142
Income taxes                                     1,412           1,881             823           1,578
                                           ---------------------------------------------------------------
Net income                                    $  2,128        $  2,820        $  1,344        $  2,366
                                           ===============================================================
Net income per common share:

     Basic                                    $    .25        $    .33        $    .16        $    .28
                                           ===============================================================
     Diluted                                  $    .25        $    .33        $    .16        $    .28
                                           ===============================================================
Average common shares outstanding:

     Basic                                       8,440           8,444           8,465           8,470
                                           ===============================================================
     Diluted                                     8,515           8,515           8,525           8,520
                                           ===============================================================

                                                                         1999
                                                                  Three Months Ended
                                               March 31        June 30     September 30     December 31
                                           ----------------------------------------------------------------

                                                          (thousands, except per share data)
Operating revenues                            $ 51,391        $ 53,675        $ 51,284        $ 51,032
Operating expenses                              45,241          46,608          45,228          45,850
                                           ---------------------------------------------------------------
Operating income                                 6,150           7,067           6,056           5,182
Other expenses - net                             1,404           1,479           1,413           1,354
Income taxes                                     1,938           2,294           1,849           1,455
                                           ---------------------------------------------------------------
Net income                                    $  2,808        $  3,294        $  2,794        $  2,373
                                           ===============================================================
Net income per common share:

     Basic                                    $    .34        $    .39        $    .33        $    .28
                                           ===============================================================
     Diluted                                  $    .33        $    .39        $    .33        $    .28
                                           ===============================================================
Average common shares outstanding:

     Basic                                       8,342           8,378           8,421           8,445
                                           ===============================================================
     Diluted                                     8,441           8,458           8,527           8,535
                                           ===============================================================

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Long-term debt - The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Lines of credit - The carrying amount for the line of credit approximates fair value.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                      2000                     1999
-------------------------------------------------------------------------
                             Carrying     Fair        Carrying     Fair
                              Amount      Value        Amount      Value
-------------------------------------------------------------------------
Cash and cash equivalents    $    485   $    485    $  3,557     $  3,557
Long-term debt                 50,699     50,305      73,939       73,705
Lines of credit                 9,127      9,127       3,949        3,949
=========================================================================

11. ACQUISITION

On January 11, 1999, the Company closed the purchase of substantially all of the assets and assumed certain liabilities of Decker Transport Co., Inc., a truckload carrier located in New Jersey. The Company acquired assets, which consisted primarily of revenue equipment and trade accounts receivable, totaling approximately $21.0 million and assumed liabilities, which consisted primarily of installment note obligations and trade accounts payable, totaling approximately $14.1 million. In connection with this acquisition, the Company issued to the seller an installment note in the amount of $4.0 million at an interest rate of 6% and paid cash of approximately $9.8 million utilizing existing cash and its line of credit.

The purchase price has been allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. Goodwill was recorded as a result of the purchase allocation and it is being amortized over a 25-year period. The Company also entered into three-year Non-competition Agreements with eight shareholders or officers/employees of Decker Transport Co., Inc.

                      P.A.M. Transportation Services, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 2000

11. ACQUISITION (continued)

The acquisition has been accounted for under the purchase method, effective January 11, 1999, with the operations of Decker included in the Company's financial statements since that date. Actual fiscal 1999 operating results are representative of 1999 pro forma amounts. The following fiscal 1998 pro forma financial information is based on the audited consolidated financial statements of P.A.M. Transportation Services, Inc. for the year ended December 31, 1998 and from the audited combined financial statements of Decker Transport Co., Inc. and Van Houten Ltd. for the year ended December 31, 1998 and adjusted as if the acquisition had occurred on January 1, 1998, with certain assumptions made that management believes to be reasonable. This information is for comparative purposes only and does not purport to be indicative of the results of operations that would have occurred had the transaction been completed at the beginning of the period or indicative of the results that may occur in the future.

                                                           1998
                                                        (unaudited)
                                                   ---------------------
                                                    (thousands, except
                                                     per share data)

           Operating revenue                            $ 191,616
           Income from operations                          17,402
           Income before income tax provision              11,813
           Net income                                       7,239
           Earnings per share -basic                          .87
           Earnings per share -diluted                        .86

           Weighted average shares -basic                   8,306
           Weighted average shares -diluted                 8,444

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the NASD filing fee are estimated.

                SEC Registration Fee .....................   $    6,101
                NASD Filing Fee ..........................   $    7,132
                Accounting Fees and Expenses .............   $   40,000
                Legal Fees and Expenses ..................   $  175,000
                Printing Expenses ........................   $   60,000
                Miscellaneous ............................   $   11,767
                                                             ----------
                                  Total ..................   $  300,000
                                                             ==========


Item 15.  Indemnification of Directors and Officers

         Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interest of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

         P.A.M.'s Bylaws provide for indemnification of P.A.M.'s directors and officers to the full extent permitted by the Delaware Law. In addition, P.A.M.'s Certificate of Incorporation eliminates the monetary liability of directors to the fullest extent permitted by the Delaware Law. P.A.M. has purchased directors' and officers' liability insurance covering certain liabilities that may be incurred by its directors and officers in connection with the performance of their duties.

Item 16.  Exhibits

         The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference in response to this Item.

Item 17.  Undertakings

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tontitown, State of Arkansas, on February 19, 2002.

                              P.A.M. TRANSPORTATION SERVICES, INC.


                         By:        /s/ Robert W. Weaver
                             ---------------------------------------------------
                             Robert W. Weaver
                             President and Chief Executive Officer
                             (principal executive officer)

                         By:        /s/ Larry J. Goddard
                             ---------------------------------------------------
                             Larry J. Goddard
                             Vice President - Finance, Chief Financial Officer, Secretary and Treasurer
                             (principal financial and accounting officer)


         KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert W. Weaver and Larry J. Goddard, and each of them, his attorney-in-fact, with power of substitution, for him in any and all capacities, to sign any amendments or supplements to this Registration Statement or any other instruments he deems necessary or appropriate, to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

        Signature                                    Title                                         Date
        ---------                                    -----                                         ----
/s/ Robert W. Weaver                           President, Chief Executive                     February 19, 2002
------------------------------------
Robert W. Weaver                               Officer and Director

/s/ Larry J. Goddard
------------------------------------
Larry J. Goddard                               Vice President - Finance, Chief                February 19, 2002
                                               Financial Officer, Secretary and
                                               Treasurer

/s/ Daniel C. Sullivan
------------------------------------
Daniel C. Sullivan                             Director                                       February 18, 2002

/s/ Matthew T. Moroun
------------------------------------
Matthew T. Moroun                              Director                                       February 19, 2002

/s/ Charles F. Wilkins
------------------------------------
Charles F. Wilkins                             Director                                       February 18, 2002

/s/ Frederick P. Calderone
------------------------------------
Frederick P. Calderone                         Director                                       February 19, 2002

                                  EXHIBIT INDEX

     The following exhibits are filed with or incorporated by reference into this report. The exhibits denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either:

     (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("S-1");

     (ii) the Annual Report on Form 10-K for the year ended December 31, 1987 ("1987 10-K");

     (iii) the Annual Report on Form 10-K for the year ended December 31, 1992 ("1992 10-K");

     (iv) the Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 10-K"); or

     (v) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("6/30/98 10-Q").


 Exhibit #         Description of Exhibit
-----------      ---------------------------------------------------------------

  1         ---  Form of Underwriting Agreement (to be filed by amendment)

*4.1        ---  Specimen Stock Certificate (Ex. 4.1, S-1)

*4.2        ---  Amended and Restated Certificate of Incorporation of the
                 Registrant (Exh. 3.1, S-1)

*4.2.1      ---  Amendment to Certificate of Incorporation dated June 24, 1987
                (Exh. 3.1.1, 1987 10-K)

*4.3        ---  Amended and Restated By-Laws of the Registrant (Exh. 3.2, S-1)

*4.3.1      ---  Amendment to Article I, Section 3 of Bylaws of Registrant (Exh.
                 3.2.1, S-1)

*4.3.2      ---  Amendments to Bylaws of Registrant adopted May 7, 1987 (Exh.
                 3.2.2, 1987 10-K)

*4.3.3      ---  Amendments to Bylaws of Registrant adopted January 4, 1993
                 (Exh. 3.2.3, 1992 10-K)

 5.1        ---  Opinion of Smith, Gambrell & Russell, LLP regarding legality of securities being registered (to be filed by amendment)

*10.1       ---  Employment Agreement between the Registrant and Robert W.
                 Weaver dated July 1, 1998 (Ex. 10.1, 6/30/98 10-Q)

*10.2       ---  1995 Stock Option Plan, effective June 29, 1995 (Ex. 10.6, 1996
                 10-K)

 23.1       ---  Consent of Arthur Andersen LLP

 23.2       ---  Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)

 24.1       ---  Powers of Attorney (included on the signature page of this registration statement)